Exhibit 3

ESCROW AGREEMENT

This Escrow Agreement (this “Agreement”) is entered into this 31st day of December, 2004 by and among Broadband Management Solutions, LLC (“BMS”), The Lawrence J. Ellison Revocable Trust U/D/D 12/8/95 (the “Trust”), as amended, Tako Ventures, LLC (“Tako”), nCUBE Corporation (“nCUBE” and together with the Trust, Tako and BMS, the “Depositors”) and Law Debenture Trust Company of New York, as Escrow Agent (the “Escrow Agent”).

BACKGROUND

A.  Pursuant to that certain Member Interest Purchase Agreement, by and among C-COR Incorporated (“C-COR”), BMS, nCUBE and nCUBE Sub, LLC (“Sub”) (the “Purchase Agreement”), attached as Exhibit A hereto, Depositors have agreed, in connection with the contribution by nCUBE of certain assets and liabilities to Sub and the purchase of Sub’s outstanding member interest units by BMS, the purchase of the Business Intellectual Property by Broadband Royalty Corporation and the purchase of the Subsidiary Interests by C-COR Europe Holdings, B.V. (together, the “Transaction”), to deposit certain cash and/or shares of C-COR Common Stock, par value $0.05 per share (the “Common Stock”), into escrow by BMS (the “Transaction”) for indemnification purposes.  Except as provided herein, capitalized terms used but not defined herein have the meanings given to such terms in the Purchase Agreement.

B.  Pursuant to the Purchase Agreement, at nCUBE’s direction, a portion of the purchase price will be paid using shares of Common Stock of C-COR Incorporated (“C-COR”), and such shares of Common Stock will be issued directly to the Trust and Tako.

C.  Pursuant to Section 2.3 of the Purchase Agreement, C-COR is depositing into escrow with the Escrow Agent Zero and No/100 Dollars ($0) (the “Escrow Cash Amount”) and 1,043,176 shares of Common Stock of C-COR (the “Escrow Shares”, and together with the Escrow Cash Amount, as such Escrow Shares and Escrow Cash Amount may be decreased or increased from time to time pursuant to the terms of this Agreement, the “Escrow Property”).

D.  The Depositors wish to provide for the appointment of an escrow agent to hold the Escrow Property to be deposited into escrow and to set forth the terms and conditions consistent with the Purchase Agreement under which the Escrow Property held in escrow shall be disbursed by the Escrow Agent.

E.  The Depositors desire that the Escrow Property be held by the Escrow Agent until a period of time equal to the number of days from the Closing Date to the date C-COR’s Annual Report on Form 10-K for the 2005 fiscal year is filed with the SEC plus the number of calendar days from the Closing Date of receipt by BMS of the Supplemental Financial Statements (as defined in the Purchase Agreement), at which time the balance remaining of the Escrow Property shall be released to the Trust and Tako, subject to certain limitations contained herein.

AGREEMENT

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

1.  Appointment of Escrow Agent.  Depositors hereby appoint the Escrow Agent as the escrow agent under this Agreement and the Escrow Agent hereby accepts such appointment and agrees to hold and deposit the Escrow Property and all other consideration deposited into escrow with it pursuant to the Purchase Agreement, together with all proceeds thereon, in accordance with the terms hereof, and to perform its other duties hereunder.  One half of the escrow fees for Escrow Agent’s performance of this Agreement shall be invoiced to, and payable by the Trust and Tako and one half shall be invoiced to, and payable by BMS in accordance with the “Fee Schedule” attached hereto as Schedule B.

2.  Acknowledgment of Receipt of the Escrow Property.  Concurrently with the execution of this Agreement, the Escrow Agent acknowledges it has received (i) delivery of shares of common stock representing the Escrow Shares, and (ii) an amount of cash equal to the Escrow Cash Amount.  Escrow Agent shall hold the Escrow Property, together with all interest thereon, subject to the terms and conditions of this Agreement in accounts created by Escrow Agent on behalf of the Depositors as specified below.

Account Number	Account Name
80018	BMS/nCUBE escrow account for cash
80023	BMS/nCUBE escrow account for shares

The accounts created by the Escrow Agent for the Escrow Property deposited with it hereunder are herein collectively called the “Escrow Accounts.”  Except as contemplated by this Agreement, neither the Escrow Property nor any beneficial interest therein may be pledged, sold, assigned or transferred, including by operation of law, by Escrow Agent, BMS, the Trust or Tako, nor shall the Escrow Property or any beneficial interest therein be subject to attachment or otherwise taken or reached by any legal or equitable process in satisfaction of any debt or other liability, except as expressly set forth herein, before the Escrow Property, if any, is transferred by the Escrow Agent to BMS or nCUBE pursuant to the terms hereof.

3.  Escrow Property.  As long as any Escrow Shares are held in the Escrow Accounts, and pending the distribution thereof to BMS, the Trust or Tako, as the case may be, in connection with any distributions from the Escrow Accounts in accordance with the terms hereof:

(a)           In accordance with nCUBE’s written direction with respect to the relative ownership interests of the Trust and Tako, each of the Trust and Tako will have all rights with respect to its pro rata portion of the Escrow Shares (including, without limitation, with respect to the Escrow Shares the right to vote such shares as set forth in Section 3(b) below), except (i) the right of possession thereof or (ii) the right to sell, assign, pledge, hypothecate or otherwise dispose of or encumber such Escrow Shares or any interest therein.

(b)           In accordance with nCUBE’s written direction with respect to the relative ownership interests of the Trust and Tako, each of the Trust and Tako shall have the right to exercise any voting rights with respect to its pro rata portion of the Escrow Shares.  The Trust and Tako shall direct the Depositary Agent in writing as to the exercise of any voting rights of the Trust and Tako, and the Depositary Agent shall comply with any such directions of the Trust and Tako.  In the absence of such directions, the Depositary Agent shall not vote any of the Escrow Shares.

(c)           All dividends or distributions of any kind (other than distributions described in the following sentence) on Escrow Shares (“Escrow Share Income”) shall not be retained in the Escrow Accounts and shall not be treated as Escrow Property, but shall be distributed to the Trust and Tako in accordance with their ownership interests, promptly upon the addition of such Escrow Share Income into the Escrow Accounts.  Any shares of Common Stock of C-COR or other equity equivalent securities issued or distributed by C-COR in respect of Escrow Shares that have not been released from the Escrow Accounts (excluding any shares of Common Stock of C-COR or other equity equivalent securities so issued or distributed that are taxable, pursuant to Section 301 of the Code, to the beneficial owner of such shares or securities) shall be deposited and included in the Escrow Accounts.

(d)           The Trust and Tako shall each be responsible for and shall pay and discharge its pro rata portion of all taxes, assessments and governmental charges imposed on or with respect to the Escrow Property.  The parties hereto agree to treat the Escrow Property as owned by the Trust and Tako in accordance with their ownership interests, in all cases to the extent not distributed to BMS pursuant to Section 6 hereof, and to file all Tax Returns on a basis consistent with such treatment.  Unless otherwise required by law, the parties hereto shall (i) treat all Escrow Income as having been received by the Trust and Tako for United States federal income tax purposes, and (ii) report Escrow Income as income of the Trust and Tako and report related expenses as expenses of the Trust and Tako for United States federal income tax purposes.   For purposes of this Agreement, “Escrow Income” shall mean Escrow Cash Income and Escrow Share Income.

(e)           If, after the date of this Agreement, the Escrow Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the provisions of this Agreement shall be correspondingly adjusted to the extent appropriate to reflect equitably such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

(f)            At any time and from time to time after the date hereof, pursuant to the written instructions from nCUBE delivered to the Escrow Agent with respect to the relevant interests of the Trust and Tako, the Trust and Tako may substitute cash for all or any portion of the Escrow Shares.  Upon receipt of immediately available funds into the Escrow Accounts and joint written instructions of BMS and nCUBE, the Escrow Agent shall distribute to the Trust and Tako the number of Escrow Shares set forth in such joint written instructions, which shall be valued at the volume-weighted average price per share of C-COR Common Stock as reported by Bloomberg L.P. on the NASDAQ

National Market System for the ten (10) consecutive Trading Days immediately preceding the business day prior to the date of distribution of such funds.  The Escrow Agent shall not be responsible for the calculations described in this Section 3(f).

(g)           In the event Escrow Shares are distributed or transferred by the Escrow Agent hereunder, C-COR, BMS, the Trust and Tako, and, upon the written direction of BMS and C-COR, the Escrow Agent shall take such action as may be necessary to cause appropriate certificates to be issued and delivered with respect to such distribution or transfer of Escrow Shares.

4.  Wire Transfer Instructions.  The wiring instructions for each party to this Agreement are as follows:

(a)

For BMS:

Bank Name:
ABA #:
Clearing/Beneficiary A/C #:
FFC A/C #:
Trading / Beneficiary Name:
Comment: Attn:

(b)

For nCUBE:

Bank Name:
ABA #:
Account Name:
A/C #:

(c)

For Escrow Agent:

For Cash	For Stock
Citibank, NA	Adam Berman
ABA	Vice President
Law Debenture Collection Account	Law Debenture Trust Company of New York
Account #	767 Third Avenue, 31st Floor
Ref. C-COR/nCUBE	New York, NY 10017
Account

5.  Investment of Escrow Account.

(a)  Escrow Agent shall maintain and invest the Escrow Cash Amount as described below, or in such other investment vehicle (hereinafter referred to as the “Fund”) as the Trust and Tako from time to time may jointly request in writing to the Escrow Agent to use for any or all of the Escrow Cash Amount.

Account Number	Investment Election
80018	Goldman Sachs FS

(b)  Escrow Agent represents that the Fund investment advisor, custodian, distributor and/or other service provider as described in the Fund prospectus previously provided to the Depositors are not affiliates of the Escrow Agent, and investment in the Fund includes approval of the Fund’s fees and expenses as detailed in the Fund prospectus, including advisory and custodial fees and shareholder service expenses (which may be so called 12b-1 shareholder service fees), which fees and expenses are paid to the investment advisor or the Escrow Agent as the case may be.  The shares of the Fund are not deposits or obligations of, or guaranteed by, any bank including the Escrow Agent, or any of its affiliates, nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.  Investment in the Fund involves investment risk, including possible loss of principal.

(c)  Should the Trust and Tako wish to invest in direct investments, all cash associated with direct investments that are unable to be invested due to overages shall remain uninvested until such cash is disbursed or such overage no longer exists.  All fees charged by the investment manager in relation to the direct investment shall be deducted from the Escrow Property.

(d)  Each Depositor shall receive a detailed monthly statement of receipts, disbursements and the balance of the portion of the Escrow Property invested pursuant to this Section 4.

6.  Termination and Release of Escrow Property.

(a)  The Escrow Agent shall only distribute the Escrow Property to either a Purchaser Indemnitee (as defined in the Purchase Agreement), the Trust and Tako, or their designee, as the case may be, in accordance with this Section 6(a).

(i)            In the event a Purchaser Indemnitee asserts that it is entitled to release (a “Claim” and such amount, the “Claim Amount”) of Escrow Property, then a Purchaser Indemnitee shall deliver a written notice (a “Claim Notice”) to the Escrow Agent and to nCUBE, the Trust and Tako with a certification of an officer or authorized person of such Purchaser Indemnitee certifying delivery of the Claim Notice to nCUBE, the Trust and Tako.  Such Claim Notice (A) shall state that such Purchaser Indemnitee has paid or accrued or incurred Damages for which it has the right to indemnification pursuant to Section 11 of the Purchase Agreement, (B) shall set forth in reasonable detail the nature of the Claim and (C) shall state the Claim Amount requested to be released to such Purchaser Indemnitee from the Escrow Property to satisfy such Claim, the individual items included in the Claim Amount and the date each such item was paid or accrued or incurred; provided, that, the Claim Amount shall not exceed the Escrow Property then held by the Escrow Agent.  In the event that nCUBE does not dispute such Claim as provided herein within fifteen (15) business days after the delivery date certified in such Claim Notice, the Escrow Agent shall, subject to the following, promptly release to such Purchaser Indemnitee a combination of the Escrow Cash Amount and Escrow Shares, determined as set forth in Section 6(e) hereof, equal to the Claim Amount.  For the purposes of determining the amount of Escrow Shares to be released to such Purchaser Indemnitee out of the Escrow Property pursuant to this paragraph, such Escrow Shares shall be valued at the volume-weighted average price per share of C-COR Common Stock as reported by Bloomberg L.P. on the NASDAQ National Market System for the ten (10) consecutive Trading Days immediately preceding the business day prior to the date of distribution of such Escrow Shares.  The Escrow Agent shall not be responsible for calculating the value of shares to be released pursuant to this Section 6(a)(i).

(ii)           For a period of fifteen (15) business days after any delivery of a Claim Notice, the Escrow Agent shall make no delivery of any Escrow Property pursuant to Section 6(a)(i) hereof unless the Escrow Agent shall have received written authorization from BMS and nCUBE to make such delivery.  After the expiration of such fifteen (15) business day period, the Escrow Agent shall make delivery of the Escrow Property in accordance with Section 6(a)(i) hereof; provided, that no such payment or delivery shall be made if nCUBE, the Trust or Tako shall object in a written notice (a “Notice of Dispute”) and such Notice of Dispute shall have been delivered to BMS and the Escrow Agent prior to the expiration of such fifteen (15) business day period.  Any Notice of Dispute shall set forth the objections of nCUBE, the Trust or Tako to the Claim Notice and set forth in reasonable detail, the reasons why such Purchaser Indemnitee is not entitled to all or any portion of the Claim Amount.  If none of nCube, the Trust or Tako delivers a Notice of Dispute to BMS and the Escrow Agent before such fifteenth (15th) business day, or if portions of the Claim Notice are not disputed (the “Undisputed Portions”), then the Claim Amount or the Undisputed Portions, as applicable, shall be conclusive and binding on the applicable parties.

(iii)          If BMS and the Escrow Agent receive a Notice of Dispute before such fifteenth (15th) business day, BMS, nCUBE, the Trust and Tako shall negotiate in good faith and use all reasonable efforts to agree upon the respective rights and obligations of such Purchaser Indemnitee and nCUBE, the Trust and Tako.

(iv)          If the Escrow Agent receives a Notice of Dispute before such fifteenth (15th) business day, the Escrow Agent shall not release to BMS any Escrow Property that are the subject of the Notice of Dispute until, and then shall release such Escrow Property only at such times and to the extent that, the Escrow Agent receives: (A) written instructions signed by both BMS on the one hand and nCUBE, the Trust or Tako on the other hand directing the Escrow Agent to distribute all or any portion of the Escrow Property; (B) an award, judgment or decree of an arbitrator or arbitration panel resulting from an arbitration proceeding conducted pursuant to the Purchase Agreement directing Escrow Agent to distribute all or any portion of the Escrow Property; (C) an order entered by a court of competent jurisdiction directing Escrow Agent to distribute all or any portion of the Escrow Property.  The Escrow Agent may rely on the advice of counsel to determine whether any award, judgment or decree delivered pursuant to subsection (B) or (C) above is final (Subsections (A), (B) and (C) each constituting a “Final Order”).  Within five (5) business days after receipt of any instruction or Final Order, the Escrow Agent shall release the applicable Escrow Property in accordance with the terms of such instructions or Final Order.

(b)  All interest and other earnings from investment of the Escrow Cash (“Income”) shall be paid to Tako and the Trust in accordance with their ownership percentages, upon the final distribution and termination of this escrow fund.  Depositors shall provide the Escrow Agent with a Form W-9 or Form W-8 prior to the closing date of this Agreement.  A statement of citizenship and compliance with the USA PATRIOT Act of 2001, if applicable, shall be provided to the Escrow Agent if so requested.

(c)  This Agreement shall terminate upon the final payment by the Escrow Agent of the Escrow Property and interest thereon to BMS or the Trust and Tako, as the case may be, pursuant to the terms of this Agreement.

(d)  Notwithstanding paragraphs (a), (b) and (c) of this Section 6, the balance of the Escrow Property shall be released to the Trust and Tako upon the period of time equal to the number of days from the Closing Date to the date C-COR’s Annual Report on Form 10-K for the 2005 fiscal year is filed with the SEC plus the number of calendar days from the Closing Date of receipt by BMS of the Supplemental Financial Statements (as defined in the Purchase Agreement).  The Escrow Agent will only release the balance of the Escrow Property when it receives a notice from BMS that the appropriate amount of time after C-COR’s Annual Report on Form 10-K filing has occurred pursuant to this Section 6(d).  If at the time BMS advises Escrow Agent that the Escrow Period has been met, there is a Claim Notice or any Notice of Dispute outstanding, then, the amount of Escrow Property to be released to the Trust and Tako shall be reduced by the amount of Damages that such Purchaser Indemnitee has paid, accrued or incurred as set forth in the Claim Notice.

(e)  BMS, nCUBE, the Trust and Tako agree that for so long as there shall remain any Escrow Shares in the Escrow Accounts, any joint written notice delivered to the Escrow Agent providing for a transfer or series of related transfers from the Escrow Property shall include a number of Escrow Shares, rounded down to the nearest whole share, equal to the product of (i) the amount of such transfer or series of related transfers and (ii) the quotient obtained by dividing (A) the aggregate value of Escrow Shares then held in the Escrow Accounts by (B) the aggregate value of all cash, Escrow Shares and other property then held in the Escrow Accounts, as reasonably determined by BMS, Tako and the Trust, in accordance with Section 3(f) hereof.

7.  Rights and Duties of Escrow Agent.

(a)  The Escrow Agent is expressly authorized to disregard any and all notices or warnings given by any person or entity other than those who have been authorized to direct the Escrow Agent in Schedule A attached hereto, except Final Orders.  The Escrow Agent is expressly authorized to comply with and obey any and all Final Orders.  The Escrow Agent shall not be liable to any of the Depositors or to any other person or entity by reason of compliance with any Final Orders, notwithstanding that such Final Order may later be subsequently reversed, modified, annulled, set aside or vacated, or found to have such been entered without jurisdiction..

(b)  The Escrow Agent is not a party to, and is not bound by, or charged with notice of, any agreement out of which this escrow may arise, including, but not limited to, the Purchase Agreement.  The Escrow Agent shall not be bound by any modification, amendment or revision of this Agreement unless the same shall be in writing, signed by all of the parties hereto with a copy delivered to the Escrow Agent.

(c)  The Escrow Agent may resign at any time by giving written notice to all Depositors pursuant to this Agreement.  Resignation shall be effective thirty (30) calendar days after such notice has been deposited in the mail or from the date of successful facsimile transmission; provided that no resignation shall be effective until Depositors appoint a successor escrow agent, which shall be a bank or national banking association, and such successor acknowledges receipt of the Escrow Property.  If a successor escrow agent has not been appointed within such thirty (30) day period, the Escrow Agent may petition any court of competent jurisdiction or may interplead the Depositors in a proceeding for the appointment of a successor Escrow Agent, and all fees, including but not limited to extraordinary fees associated with the filing of interpleader, and expenses associated therewith shall be deducted from the Escrow Property.

8.  Miscellaneous.

(a)  Indemnification.  The Depositors agree to indemnify and hold harmless the Escrow Agent for any liability, except for the gross negligence, willful misconduct or fraud of Escrow Agent, incurred to any person or entity by reason of having accepted the Escrow Property and to reimburse all expenses, including, among other things, attorneys’ fees and court costs.  The Escrow Agent shall have a first and prior lien on the Escrow Property to secure its indemnification and payment of fees and expenses.  In the event Escrow Agent is entitled to indemnification hereunder, but payment is not received promptly from the undersigned Depositors, the Escrow Agent is authorized to deduct fees and expenses to Depositors from Escrow Property with prior written notice.

(b)  Modification.  This Agreement may be altered, amended, modified or revoked only in writing, signed by Depositors and approved by the Escrow Agent.

(c)  Assignment.  No assignment, transfer or conveyance or hypothecation of any right, title or interest in the subject matter of this Escrow Agreement shall be binding upon any party absent the written consent of the Depositors and notice to the Escrow Agent; provided that any entity into which the Escrow Agent may be merged or with which it may be consolidated, or any entity to whom the Escrow Agent may transfer a substantial amount of its Escrow business, shall be the Successor to the Escrow Agent without the execution or filing of any paper of the Depositors, anything herein to the contrary notwithstanding.  Notwithstanding anything to the contrary contained in this Agreement, nCUBE shall have the right to assign its interest in the Escrow Property, Escrow Share Income and any Income thereon, its right to receive any distribution of the Escrow Property and all other rights and obligations of nCUBE under this Agreement by delivery of written notice to BMS and the Escrow Agent.

(d)  Notices.  All notices shall be sent via facsimile, to the addresses and/or facsimile numbers provided on the signature page of this Agreement, with the original being delivered by first class mail, postage prepaid, or a nationally recognized overnight delivery service.  Notice shall be effective as of the date of successful transmission of such facsimile. All such notices to the Escrow Agent must contain the account number(s), as referenced in Section 2.

(e)  Publicity.  The parties hereto hereby agree not to use the name of LAW DEBENTURE TRUST COMPANY OF NEW YORK to imply an association with this transaction other than that of a legal escrow agent.

(f)  Regulatory Acknowledgment.  The parties acknowledge that to the extent regulations of the Comptroller of Currency or other applicable regulatory entity grant a right to receive brokerage confirmations of security transactions of the escrow, the parties waive receipt of such confirmations, to the extent permitted by law.  The Escrow Agent shall furnish a statement of security transactions on its regular monthly reports.

(g)  Successors and Assigns.  This Agreement and the Purchase Agreement set forth the entire understanding of the parties with respect to the subject matter hereof.  All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

(h)  Governing Law.  This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware, without regard to that state’s conflict of laws provisions.

(i)  Signatures.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and any party hereto may execute any such counterpart, all of which, when taken together, will constitute one and the same instrument.  Each party agrees to accept the facsimile signature of the other party hereto and to be bound by its own facsimile signature hereon.

(j)  Entire Agreement; No Third-Party Beneficiaries.  This Agreement and the Purchase Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.  This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies.

(k)  Covenants of BMS, Tako, the Trust and nCUBE.  BMS, Tako, the Trust and nCUBE covenant and agree to execute written instructions to the Escrow Agent to disburse the Escrow Property in accordance with the rights and obligations of the parties to the Purchase Agreement or any subsequent written agreement between BMS, Tako, the Trust and nCUBE which, by its terms, replaces or amends the Purchase Agreement as it relates to the Escrow Property.  In the event that any of the Escrow Shares are required to be released to BMS pursuant to the terms of this Agreement or the Purchase Agreement, Tako and the Trust shall each execute and deliver an Assignment Separate From Certificate in the form attached as Schedule C to assign their respective portions of such Escrowed Shares.

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first-above written.

BROADBAND MANAGEMENT SOLUTIONS, LLC	nCUBE CORPORATION

/s/ William T. Hannelly	/s/ Steven B. Fink
William T. Hanelly	Steven B. Fink
Chief Financial Officer	Chairman
60 Decibel Road	1825 NW 167th Place
State College, PA 16801	Beaverton, OR 97006
Telephone: 814-235-3444	Telephone:
Facsimile: 814-237-5574	Facsimile:

THE LAWRENCE J. ELLISON	LAW DEBENTURE TRUST COMPANY OF NEW YORK
REVOCABLE TRUST U/D/D 12/8/95, AS AMENDED
as Escrow Agent

/s/ Philip B. Simon
Name: Philip B. Simon	/s/ Adam Berman
Title: Co-Trustee	as Escrow Agent
Adam Berman
Assistant Vice President
TAKO VENTURES, LLC	767 Third Avenue – 31st Floor
By: Cephalopod Corp., Member	New York, New York 10017
Telephone: (212) 750-6474
Facsimile: (212) 750-1361
/s/ Philip B. Simon	adam.berman@Lawdeb.com
Name: Philip B. Simon
Title: President